Exhibit 99.1

Goldcorp Files Technical Report for Éléonore and Red Lake

VANCOUVER, March 3, 2019 /CNW/ - GOLDCORP INC. (TSX: G, NYSE: GG) ("Goldcorp" or the "Company") announced today that a National Instrument 43-101 technical report has been filed for each of Goldcorp's 100% owned Éléonore and Red Lake Mines.

The detailed technical reports are available on Goldcorp's website and on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

About Goldcorp www.goldcorp.com

Goldcorp is a senior gold producer focused on responsible mining practices with safe, low-cost production from a high-quality portfolio of mines.

For further information please contact:

INVESTOR CONTACT	MEDIA CONTACT
Shawn Campbell Director, Investor Relations Telephone: (800) 567-6223 E-mail: info@goldcorp.com	Christine Marks Director, Corporate Communications Telephone: (604) 696-3050 E-mail: media@goldcorp.com

View original content:http://www.prnewswire.com/news-releases/goldcorp-files-technical-report-for-eleonore-and-red-lake-300805555.html

SOURCE Goldcorp Inc.

View original content: http://www.newswire.ca/en/releases/archive/March2019/03/c2921.html

%CIK: 0000919239

CO: Goldcorp Inc.

CNW 22:00e 03-MAR-19